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EXHIBIT 99(a)(16)

Media Release

FOR IMMEDIATE RELEASE

SERONO COMMENCES TENDER OFFERS FOR GENSET

        Geneva, Switzerland and Paris, France—July 16, 2002—Serono S.A. and Genset S.A. announced today that Serono France Holding S.A., a wholly-owned subsidiary of Serono, today commenced the previously announced cash tender offer for all outstanding American Depositary Shares of Genset and all ordinary shares, convertible bonds (known as OCEANEs) and warrants of Genset held by U.S. holders. Serono France Holding is offering the U.S. dollar equivalent of € 3.25 in cash for each Genset ADS, € 9.75 in cash for each Genset share, € 102.64 in cash for each Genset OCEANE, € 1.00 for each 1998, 1999, 2000 or 2001 Warrant and € 6.50 for each 2002 Warrant.

        Serono France Holding S.A. today also commenced an offer to purchase all of Genset's shares, OCEANEs and warrants held by non-U.S. persons in a separate, but concurrent and related, offer in France. The offer made in France provides equivalent consideration for Genset securities tendered, and each offer is on substantially the same terms.

        Genset's board of directors has unanimously determined that the offers described above are in the interests of Genset and its securities holders and employees and unanimously recommends that the holders of shares, ADSs, OCEANEs and warrants accept the offers and tender their shares, ADSs, OCEANEs and warrants.

        The offers are both conditioned upon there being validly tendered in accordance with the terms of the offers and not withdrawn prior to the expiration of the offers that number of shares (including shares represented by ADSs) and OCEANEs that represent at least two-thirds of the voting rights of the then-outstanding shares on a diluted basis taking into account the votes of shares that would be issued upon conversion of OCEANEs. The U.S. offer is also subject to the condition that the offer in France shall not have been withdrawn or terminated in accordance with its terms and French law.

        The U.S. tender offer and withdrawal rights, as well as the French offer, are scheduled to expire at 12:00 noon, New York City time, on Thursday, September 12, 2002, unless extended.

        J.P. Morgan Securities Inc. is acting as Dealer Manager for the tender offer. Georgeson Shareholder Communications Inc. is the Information Agent.

About Serono:

        Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F®, Luveris®, Ovidrel®/Ovitrelle®, Rebif®, Serostim® and Saizen® (Luveris® is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are fifteen new molecules in development.

        In 2001, Serono achieved worldwide revenues of US$1.38 billion, and a net income of US$317 million, making it the third largest biotech company in the world based on revenues. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

About Genset:

        Genset is a genomics-based biotechnology company focused on generating a pipeline of drug targets and drug candidates in the areas of CNS and metabolic disorders. Genset has successfully used its integrated technology platform and association studies approach to identify and characterize drug targets and drug response markers in the fields of CNS, metabolic and other diseases. Building upon the expertise accumulated in various alliances with pharmaceutical partners and its portfolio of genomic patents, Genset discovers and validates novel drug targets and candidates for its own account. Its teams have already discovered and launched the development of a lead protein candidate in the metabolism field named Famoxin, and are continuing their research with a view to discovering and developing other drugs.

        Genset's news releases are available on the Company's Web site at http://www.genset.fr GENSET is listed on the Nouveau Marché of the Paris Bourse and on the NASDAQ Euroclear: 5433—NASDAQ: GENXY—Bloomberg: GNST FP—Reuters: GEN.F

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        Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 21 2002. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

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        In addition to historical information, this press release contains certain forward-looking statements that involve risks and uncertainties relating to Genset's future results, performance or achievements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In evaluating such statements, readers should specifically consider factors that could affect expected results, including, but not limited to the uncertainties inherent in biological research. Other factors which could cause results to differ from expectations are specified in the reports filed by Genset with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Genset does not intend (and is not obligated) to update any such statements to reflect any changes in events, conditions or circumstances on which the statements are based.

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For more information, please contact:

Serono in Geneva, Switzerland: Media Relations Tel: +41-22-739 36 00 Fax: +41-22-739 30 85 www.serono.com	Investor Relations: Tel: +41-22-739 36 01 Fax: +41-22-739 30 22 Reuters: SEOZ.VX/SRA.N Bloomberg: SEO VX/SRA US	Serono, Inc., Rockland, MA Media Relations: Tel. +1 781 681 2122 Fax: +1 781 681 2935 www.seronousa.com
Genset: Tel: +33 1 55 04 59 00 Marc Vasseur Chairman & Chief Executive Officer		Burns McClellan Tel: +1 212 213 0006 Media: Justin Jackson Investors: Jonathan M. Nugent
Georgeson Shareholder Communications Inc. 800-223-2064

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SERONO COMMENCES TENDER OFFERS FOR GENSET